EXHIBIT 4.2
LOCK-UP AGREEMENT
     THIS AGREEMENT, dated as of December 20, 2005, is made and entered into by and between GLOBAL FOOD TECHNOLOGIES, INC., a corporation organized and existing under the laws of the State of California ("GFT"), and the individual signing this Agreement as the Shareholder ("Shareholder").
RECITALS
     WHEREAS, Shareholder is receiving shares of GFT Common Stock which will be registered pursuant to registration statement filed with the U.S. Securities and Exchange Commission; and
WHEREAS, Shareholder is currently an officer or director of GFT; and
     WHEREAS, in addition registering the shares of Shareholder along with other stockholders of GFT, GFT is also registering for sale by direct offering 3,000,000 shares of its common stock for its own account; and
     WHEREAS, in order to help ensure an orderly distribution of trading shares of GFT into the market and to help GFT in its direct offering of shares following registration, each of which will be of benefit to all of the shareholders of GFT (including, without limitation, the Shareholder), the parties have subsequently agreed to provide for the lock-up (the "Lock-Up") of the shares of common stock which are being registered by GFT on behalf of Shareholder (the "Covered Shares"), for a period of two years from the date that the registration statement covering the shares of GFT owned by Shareholder is declared effective by the U.S. Securities and Exchange Commission (the "Lock-Up Period").
     NOW, THEREFORE, in consideration of the foregoing, the agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:
AGREEMENT
1.	Upon the terms and subject to the conditions set forth in this Agreement, the parties hereby agree that without the prior written consent of GFT, which consent may be given or withheld in the sole and absolute discretion of GFT, Shareholder will not sell, offer to sell, solicit an offer to buy, contract to sell, grant any option to purchase, or otherwise transfer or dispose of, any of the Covered Shares, or any shares which it may subsequently receive in exchange for or substitution of such Covered Shares, at any time during the Lock-Up Period.

2.	Notwithstanding the prohibitions on transfers contained in Section 1 above, Shareholder shall be entitled, without the prior consent of GFT, to make transfers of their Covered Shares, provided that such transfers are made solely by way of one of the following:
(a)	in any "at the market" transaction, if such transaction does not result in the sale or transfer of shares in excess of the maximum amount of shares which Shareholder would be entitled to sell if it were an affiliate of GFT governed by Section (e) (1) of Rule 144, promulgated under the Securities Act of 1933, as amended; or
(b)	in any transfer to a trust established for estate planning purposes for the sole and exclusive benefit of the Shareholder and/or one (1) or more members of such Shareholder's family that are related by blood (which members shall include, without limitation, the spouse, children, adopted children, and step-children of such Shareholder), provided that such transferee agrees in writing to join in and be bound by the terms and conditions of this Agreement; or
(c)	in the event of the death or adjudicated incompetence of such Shareholder, such Shareholder's legal representatives, estate, heirs or a testamentary trust established for the sole and exclusive benefit of such Shareholder and/or one (1) or more of such Shareholder's family relations described in Section 2(b) above, provided that such transferee agrees in writing to join in and be bound by the terms and conditions of this Agreement.
3.	In furtherance of the foregoing, GFT and its Transfer Agent, and each of their respective agents and representatives who may be requested to do so, are hereby irrevocably authorized and directed by Shareholder to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Agreement.
4.	This Agreement will terminate upon the earlier of (i) the termination date of the Lock-Up Period as set forth herein; or (ii) if the registration statement covering the shares of GFT owned by Shareholder does not become effective, or is otherwise abandoned or withdrawn by the Company, within twelve months of the date on which it is initially filed.
5.	This Agreement shall be binding also upon the successors, permitted assigns, heirs and legal representatives of Shareholder, and enforceable against each of them in accordance with the terms of this Agreement by any Court of competent jurisdiction.
6.	This Agreement shall be governed by and construed in accordance with the internal laws of the State of California applicable to the performance and enforcement of contracts made within such state, without giving effect to the law of conflicts of laws applied thereby. In the event that any dispute shall occur between the parties arising out of or resulting from the construction, interpretation, enforcement or any other aspect of this Agreement, the parties hereby agree to accept the exclusive jurisdiction of the Courts of the State of California sitting in and for the County of Kings. In the event either party shall be forced to bring any legal action to protect or defend its rights hereunder, then the prevailing party in such proceeding shall be entitled to reimbursement from the non-prevailing party of all fees, costs and other expenses (including, without limitation, the reasonable expenses of its attorneys) in bringing or defending against such action.
7.	The parties hereby agree with each other that, in the event of any breach of this Agreement by any party where such breach may cause irreparable harm to any other party, or where monetary damages may not be sufficient or may not be adequately quantified, then the affected party or parties shall be entitled to specific performance, injunctive relief or such other equitable remedies as may be available to it, which remedies shall be cumulative and non-exclusive, and in addition to such other remedies as such party may otherwise have at law or in equity.
8.	This Agreement may be executed in two counterparts, each of which shall be an original and both of which when taken together shall constitute but one and the same instrument.
SIGNATURES ON NEXT PAGE
     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.
"GFT"
GLOBAL FOOD TECHNOLOGIES, INC.,
a Delaware corporation

By:

Keith Meeks President
"SHAREHOLDER"

(sign name)

Print Name: